Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

June 14, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connexa Sports Technologies Inc.
Registration Statement on Form S-1
File No. 333-259487

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Connexa Sports Technologies Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, June 14, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Connexa Sports Technologies Inc.

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer, President and Director